UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 7, 2019, Affimed N.V. (“Affimed” or the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC and SVB Leerink LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”), relating to the issuance and sale (the “Offering”) of 12,000,000 of the Company’s common shares (the “Underwritten Shares”), as well as an additional 1,800,000 common shares to be sold pursuant to the full exercise of the option to purchase additional shares granted to the Underwriters (the “Optional Shares”). The price to the public in the Offering is $2.50 per share, and the Underwriters have agreed to purchase the common shares from the Company pursuant to the Underwriting Agreement at a price of $2.35 per share. The net proceeds to the Company from the Offering of the Underwritten Shares and the Optional Shares are expected to be approximately $32.0 million, after deducting underwriting discounts and other estimated offering expenses payable by the Company. All of the common shares in the Offering are being sold by the Company.

The Offering is being made pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-227933) previously filed with the Securities and Exchange Commission and a prospectus supplement thereunder.

The Underwriting Agreement contains customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The Underwriting Agreement is filed as Exhibit 1.1 to this report, and the description of the terms of the Underwriting Agreement is qualified in its entirety by reference to such exhibit. Copies of the opinions of De Brauw Blackstone Westbroek N.V. relating to the validity of the Underwritten Shares and the Optional Shares issued and sold in the Offering are attached as Exhibit 5.1 hereto and Exhibit 5.2 hereto, respectively.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-227933) and Form S-8 (Registration Number 333-198812) of Affimed N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Heidelberg, Germany,

November 13, 2019.

AFFIMED N.V.

By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.1	Underwriting Agreement, dated November 7, 2019 by and among Affimed N.V., Jefferies LLC and SVB Leerink LLC, as representatives of the underwriters

5.1	Opinion of De Brauw Blackstone Westbroek N.V. with respect to the Underwritten Shares

5.2	Opinion of De Brauw Blackstone Westbroek N.V. with respect to the Optional Shares

23.1	Consent of De Brauw Blackstone Westbroek N.V. (included in Exhibit 5.1)

23.2	Consent of De Brauw Blackstone Westbroek N.V. (included in Exhibit 5.2)

3